UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
______________________________

ARCHAEA ENERGY INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
03940F103
(CUSIP Number)
Naseem Sagati Aghili
Ares Management Corporation
2000 Avenue of the Stars, 12th Floor,
Los Angeles, California 90067
(310) 201-4165
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 3, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:               □
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Aria Renewable Energy Systems LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units (as defined below) for Class A Common Stock on a one-for-one basis.

(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in Archaea Energy Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2021 (the “Issuer’s Closing 8-K”).

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
United States Power Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
11,715,755 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
11,715,755 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,715,755 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
15.7% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes 11,715,755 shares of Class A Common Stock issuable upon the exchange of 11,715,755 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF US Power III, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
11,715,755 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
11,715,755 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,715,755 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
15.7% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 11,715,755 shares of Class A Common Stock issuable upon the exchange of 11,715,755 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF United States Power Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □ X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
9,984,637 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
9,984,637 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,984,637 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
13.4% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes 9,984,637 shares of Class A Common Stock issuable upon the exchange of 9,984,637 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF US Power IV, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
9,984,637 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
9,984,637 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,984,637 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
13.4% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 9,984,637 shares of Class A Common Stock issuable upon the exchange of 9,984,637 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares EIF Management LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □ X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Holdco LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management Corp.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
CO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Voting LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management GP LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Partners Holdco LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

This Amendment No. 1 (this “Amendment No. 1”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on September 27, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Except as amended in this Amendment No. 1, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 1 as so defined, unless otherwise defined in this Amendment No. 1.

Item 4.  Purpose of the Transaction
Item 4 of the Original Schedule 13D is hereby amended by adding the following disclosure after the last paragraph:
The information contained in Item 6 of this Amendment No.1 is incorporated herein by reference in its entirety into this Item 4.
Item 5.  Interest in Securities of the Issuer
Item 5 of the Original Schedule 13D is hereby amended by adding the following disclosure after the last paragraph:
The information contained in Item 6 of this Amendment No.1 is incorporated herein by reference in its entirety into this Item 5.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Schedule 13D is hereby amended by adding the following disclosure after the last paragraph:
Share Repurchase Agreement
On November 3, 2021, the Issuer and LFG Acquisition Holdings LLC, a Delaware limited liability company and direct subsidiary of the Issuer (“LFG”), entered into a Share Repurchase Agreement (the “Repurchase Agreement”) with Aria Renewable Energy Systems LLC, a Delaware limited liability company (“Aria RES”). Pursuant to the Repurchase Agreement, on a weekly basis during the period beginning on November 8, 2021 and ending on the date that is one week after the date on which the Issuer has received all payments for cash from exercises of its Redeemable Warrants (as defined below) (such date to be no later than December 14, 2021 (unless otherwise agreed to by the parties thereto)), the Issuer will repurchase (the “Share Repurchase”) from Aria RES, at its option, either the number of shares of Class A Common Stock equal to all cash received by the Issuer from exercises of its warrants for cash during the preceding calendar week divided by $17.65 (rounded down to the nearest whole number) at a purchase price of $17.65 per share or, at its option, the equivalent number of shares of LFG Class A Units at the Cash Election Amount (as described below) (provided that in no event shall such Cash Election Amount be less than $17.65 per Opco Class A unit). The holders of the Redeemable Warrants may elect to exercise their Redeemable Warrants by paying the exercise price with cash or may elect to exercise on a “cashless basis.”

As of November 3, 2021, Aria RES beneficially owns 21,700,232 shares of the Issuer’s Class B Common Stock and 21,700,232 LFG Class A Units, which it received as partial consideration in the Aria Merger. Pursuant to the LFG LLC Agreement, at the request of the holder, each LFG Class A Unit may be redeemed for, at LFG’s election, a newly-issued share of Class A Common Stock or a cash payment equal to the Cash Election Amount (as defined in the LFG LLC Agreement), which is generally the volume-weighted average closing price of one share of Class A Common Stock for the five consecutive trading days prior to the date on which the holder requested the redemption, and upon redemption of such LFG Class A Unit, a share of Class B Common Stock shall be surrendered by the holder.
The foregoing description of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, a copy of which is included as Exhibit 10 to this Amendment No. 1 and is incorporated herein by reference.
On November 4, 2021, the Issuer delivered a notice of redemption calling for the redemption of (i) all of its publicly held warrants to purchase shares of Class A Common Stock (the “Public Warrants”), which were issued under the Warrant Agreement, dated October 21, 2020 (the “Warrant Agreement”), by and among the Issuer, Opco and Continental Stock Transfer & Trust Company, as warrant agent, as part of the units sold in the Issuer’s IPO, that remain outstanding at 5:00 p.m., New York City time, on December 6, 2021 (the “Redemption Date”) and (ii) all of its warrants to purchase shares of Class A Common Stock that were issued under the Warrant Agreement to Atlas Point Energy Infrastructure Fund, LLC in a private placement simultaneously with the consummation of the Business Combinations (the “Forward Purchase Warrants” and, together with the Public Warrants, the “Redeemable Warrants”) that remain outstanding at 5:00 p.m. New York City time on the Redemption Date, in each case for a redemption price of $0.10 per warrant. Assuming all of the holders of the Redeemable Warrants exercise their warrants for cash prior to the Redemption Date, the Issuer would receive approximately $139.3 million in cash and would repurchase 7,891,991 shares of Class A Common Stock from Aria RES.
Remuneration Agreement
On October 5, 2021, Ares Management LLC and Scott Parkes entered into a Portfolio Company Remuneration Agreement (the “Fee Agreement”) pursuant to which Mr. Parkes agreed to pay Ares Management LLC any directors’ fees, consulting fees or other compensation or remuneration, including fees payable in the form of options, capital stock or other securities of the Issuer (collectively, the “Fees”) that Mr. Parkes receives in his capacity as a director serving on the Board, and instructed the Issuer to pay all Fees to Ares Management LLC. Any Fees in the form of securities or equity awards that may not be transferred to Ares Management LLC on the date of issue will be held by Mr. Parkes on behalf and for the benefit of Ares Management LLC until the earlier of (i) such time as such equity awards become transferable to Ares Management LLC or its nominee, upon which time the Issuer will transfer such Fees to Ares Management LLC or a nominee thereof as promptly as practicable thereafter and (ii) such time as such non-transferable securities are settled in, or otherwise converted into, shares of Class A Common Stock of the Issuer, which will be issued directly to Ares Management LLC or its nominee.

In connection with the Business Combinations, the Issuer adopted a new non-employee director compensation policy. The policy provides, among other things, commencing January 1, 2022, an annual equity award with grant date fair value of $125,000 for each non-employee director, granted in the form of restricted stock units (“RSUs”) that will vest on the one-year anniversary of the grant date, subject to the director’s continuous service through the vesting date. In addition, the Board approved a one-time grant of RSUs under the Archaea Energy Inc. 2021 Omnibus Incentive Plan (the “2021 Plan”) to each of the Issuer’s non-employee directors with a grant date fair value of $36,986.30, representing a prorated portion of the annual equity grant for the period during 2021 calendar year beginning on the Closing Date, to be granted following the filing of a registration statement on Form S-8 with respect to the 2021 Plan. Each such grant of RSUs will vest in full on January 1, 2022, subject to the director’s continuous service through that date.
The Reporting Persons may be deemed to have beneficial ownership of the shares underlying any RSUs granted to Mr. Parkes in connection with his service as a director of the Issuer.
The foregoing description of the Fee Agreement and 2021 Plan do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 11 and 12 to this Amendment No. 1, respectively, and are incorporated herein by reference.
Item 7.  Material to be Filed as Exhibits.
The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:
10.	Share Repurchase Agreement by and between the Issuer and Aria Renewable Energy Systems LLC, dated as of November 3, 2021 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K on November 4, 2021 and incorporated herein by reference).

11.	Portfolio Company Remuneration Agreement, dated as of October 5, 2021, by and between Scott Parkes and Ares Management LLC.

12.	Archaea Energy Inc. 2021 Omnibus Incentive Plan. (filed as Exhibit 10.14 to the Issuer’s Current Report on Form 8-K on September 21, 2021 and incorporated herein by reference).

99.1	Joint Filing Agreement, dated as of November 8, 2021, by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: November 8, 2021
Aria Renewable Energy Systems LLC

/s/ Noah Ehrenpreis______________
By: Noah Ehrenpreis
Its: Vice President

United States Power Fund III, L.P.
By: EIF US Power III, LLC, its general partner
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis______________
By: Noah Ehrenpreis
Its: Vice President

EIF US Power III, LLC
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis______________
By: Noah Ehrenpreis
Its: Vice President

EIF United States Power Fund IV, L.P.
By: EIF US Power IV, LLC, its general partner
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis______________
By: Noah Ehrenpreis
Its: Vice President
EIF US Power IV, LLC
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis______________
By: Noah Ehrenpreis
Its: Vice President

Ares EIF Management LLC

/s/ Noah Ehrenpreis______________
By: Noah Ehrenpreis
Its: Vice President

Ares Management LLC

/s/ Naseem Sagati Aghili__________
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management Holdings L.P.
By: Ares Holdco LLC, its general partner

/s/ Naseem Sagati Aghili__________
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Holdco LLC

/s/ Naseem Sagati Aghili__________
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management Corporation

/s/ Naseem Sagati Aghili__________
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Voting LLC
By: Ares Partners Holdco LLC, its sole member

/s/ Naseem Sagati Aghili__________
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management GP LLC

/s/ Naseem Sagati Aghili__________
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Partners Holdco LLC

/s/ Naseem Sagati Aghili__________
By: Naseem Sagati Aghili
Its: Authorized Signatory